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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BILL PARKER AGENCY

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4528 MILLRACE ROAD
(No. and Street)

SACRAMENTO (City) CA (State) 95864 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BRENDA PARKER (Name) 866-488-5222 (Area Code – Telephone Number) brenda@billparkeragency.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, and middle name)

2977 Ygnacio Valley Rd, PMB 460 (Address) WALNUT CREEK (City) CA (State) 94598 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3308 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRENDA L. PARKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BILL PARKER AGENCY, as of DECEMBER 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Electronically signed and notarized online using the Proof platform.

James E Purl
ID NUMBER 135153474
COMMISSION EXPIRES October 31, 2028

Signature: [signature]

Title: CEO, CFO

[signature]
James E Purl
Notary Public
Notary Public, State of Texas
Tarrant County

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BILL PARKER AGENCY

(A PROPRIETORSHIP)

Financial Statements and Supplemental
Information with Reports of Independent
Registered Public Accounting Firm
December 31, 2024

BILL PARKER AGENCY

Table of Contents



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor
of Bill Parker Agency

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bill Parker Agency as of December 31, 2024, the related statements of income, changes in proprietor's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bill Parker Agency as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bill Parker Agency's management. Our responsibility is to express an opinion on Bill Parker Agency's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bill Parker Agency in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bill Parker Agency's financial statements. The supplemental information is the responsibility of Bill Parker Agency's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Bill Parker Agency's auditor since 2014.
Walnut Creek, California
May 14, 2025

BILL PARKER AGENCY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

_____

ASSETS

Current Assets	
Cash and cash equivalents	$ 13,544
Commissions receivable	14,042
Total Current Assets	27,586
Total Assets	$ 27,586

PROPRIETOR'S EQUITY

Current Liabilities	
Accounts payable	$ 10,255
Total Current Liabilities	10,255
Proprietor's Equity	17,331
Total Liabilities and Proprietor's Equity	$ 27,586

BILL PARKER AGENCY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

_____

Commission and Trail Fees Revenue	$ 135,146
Expenses	
Commissions, net	13,356
Legal expense	25
Regulatory fees	8,395
Professional fees	14,927
Postage and delivery	183
Computer and internet	6,457
Total expenses	43,343
Net income from operations	91,803
Other Income	
Interest income	4
Net income	$ 91,807

BILL PARKER AGENCY
STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Proprietor's Equity, December 31, 2023	$ 31,581
Net income	91,807
Proprietor's withdrawals	(106,057)
Proprietor's Equity, December 31, 2024	$ 17,331

BILL PARKER AGENCY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

_____

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 91,807
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(1,946)
Accounts payable	4,014
Net cash provided by operating activities	93,875

CASH FLOWS FROM FINANCING ACTIVITIES:

Proprietor's withdrawals	(106,057)
Net cash used in financing activities	(106,057)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(12,182)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,726
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 13,544

SUPPLEMENTAL DISCLOSURE

Cash paid for interest	$ -
Cash paid for taxes	$ -

BILL PARKER AGENCY
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

1. NATURE OF ACTIVITIES

Bill Parker Agency (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency. The Company's operations are conducted from offices in a proprietor family residence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition – Sale of variable annuity and investment company shares. The Company enters into arrangements with its clearing firms for managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable are recognized in the period of time the investor remains in the fund.

Use of Estimates – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At December 31, 2024, the cash balance in the bank account totaled $13,544, which was less than the FDIC insurance limit of $250,000. The Company carries no customer cash or securities and maintains SIPC exemption.

Commissions Receivable – Commissions receivable as of December 31, 2023, and December 31, 2024, were $12,096 and $14,042, respectively. The commissions receivable represent earned revenue not received as of the end of each fiscal year.

_____

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes – As the Company is a proprietorship (pass-through entity), no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

Lease Accounting – In 2019, the Financial Accounting Standards Board implemented accounting standard ASC 842, *Lease Accounting*. This standard did not affect the Company in the current year because the Company has not entered into any leases.

3.   NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2024, the Company's net capital was $17,331.

4.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were issued. No additional adjustments to, or disclosures in, the financial statements were deemed necessary.

5.   COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, and through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were issued, the Company was unaware of any material commitments or contingencies that would affect the Company's financial statements.

6.   SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of the sale of variable annuities and investment company shares described in Note 2. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly the forecasting process, to manage the Company.

BILL PARKER AGENCY
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED DECEMBER 31, 2024

_____

6.   SINGLE REPORTABLE SEGMENT (Continued)

Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay withdrawals. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2.

BILL PARKER AGENCY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

_____

Company equity	$ 17,331
Non-allowable assets	-
Net capital	17,331
Greater of 6-2/3% of aggregate indebtedness (-0-) or $5,000	5,000
Net Capital in excess of requirement	$ 12,331
Ratio of aggregate indebtedness ($10,255) to net capital ($17,331)	0.592
(required to be less than 15 to 1)	

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2024 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio
Per FOCUS Report	$ 10,255	$ 12,294	0.834 to 1
Change in Cash	-	-	
Change in AR	-	5,037	
Change in AP	-	-	
Per statements as finalized	$ 10,255	$ 17,331	0.592 to 1

BILL PARKER AGENCY
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
OF REQUIREMENTS AND INFORMATION
RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2024

_____

Not applicable – see the Company's exemption report.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Proprietor
of Bill Parker Agency

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2024. Management of Bill Parker Agency (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to the general ledger and other supporting schedules and documents, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 and in the related general ledger and other supporting schedules and documents, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 14, 2025



The Bill Parker Agency
Member: FINRA

* **Brenda Parker**
(866)488-5222 toll free voice
(877) 582-9005 toll free fax
brenda@billparkeragency.com

Bill Parker Agency Exemption Report

Bill Parker Agency (the "Company") is a register broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 K (1).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent year ended December 31, 2024, without exception.

I, Brenda Parker, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

Brenda Parker

Title: CEO, CFO, CCO, FinOp

Date: April 15, 2025

*Financial Industry Regulatory Authority, Inc.

PO Box 201 Carmichael, CA 95609-0201



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor
of Bill Parker Agency

We have reviewed management's statements, included in the accompanying Bill Parker Agency Exemption Report, in which (1) Bill Parker Agency identified the following provision of 17 C.F.R. §15c3-3(k) under which Bill Parker Agency claimed an exemption from 17 C.F.R. §240.15c3-3 K (1) (exemption provision) and (2) Bill Parker Agency stated that Bill Parker Agency met the identified exemption provisions of §240.15c3-3(k) throughout the most recent year ended December 31, 2024, without exception.

Bill Parker Agency's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bill Parker Agency's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 14, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-20744 DEA: FINRA	2024	Dec
BILL PARKER AGENCY P.O. Box 201 Carmichael, CA 95609-0201 UNITED STATES		

The above broker-dealer certifies that during the fiscal year ending 12/31/2024

(check appropriate boxes):

☐   (i)   Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;

       (ii)   Its business as a broker-dealer is expected to consist exclusively of:

☑   (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑   (II) the sale of variable annuities;

☑   (III) the business of insurance;

☐   (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐   (iii)   It is registered pursuant to 15 U.S.C. 78*o* (b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑   By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

BILL PARKER AGENCY	BRENDA LEE PARKER
(Name of Broker-Dealer)	(Authorized Signatory)
1/9/2024	CEO, CCO
(Date)	(Title)
	(866) 488-5222
	(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

-15-

This form is due 30 days after the beginning of the fiscal year.